UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 2, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Marrone Bio Innovations, Inc.

File No. 333-189753 - CF#29891

_____

Marrone Bio Innovations, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on July 1, 2013, as amended.

Based on representations by Marrone Bio Innovations, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.24	through May 22, 2017
Exhibit 10.25	through July 1, 2023
Exhibit 10.26	through July 1, 2017
Exhibit 10.27	through July 1, 2023
Exhibit 10.28	through July 1, 2023
Exhibit 10.29	through July 1, 2016

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Elizabeth M. Murphy
Secretary